Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Enerplus announces executive appointments

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     TSX:  ERF.UN
     NYSE: ERF
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     CALGARY, Nov. 4 /CNW/ - Mr. Gordon J. Kerr, President & Chief Executive
Officer of Enerplus Resources Fund ("Enerplus") is pleased to announce the appointments of Mr. Robert Kehrig to the position of Vice-President, Resource
Development and Mr. Ken Young to the position of Vice-President, Land.
     Mr. Kehrig joined Enerplus in 2002 as Manager of Business Development and
has been a key contributor in all of our acquisition activities over that period. With over 25 years of diverse experience in the oil and gas industry, particularly reservoir engineering, Mr. Kehrig will have executive responsibility for coordinating our corporate efforts to identify and capture resource play opportunities as well as screening and evaluating larger acquisition opportunities with embedded resource play potential. Mr. Kehrig holds a Bachelor of Engineering degree (Great Distinction) and a Master of
Science degree in Mechanical Engineering from the University of Saskatchewan.
     Mr. Young is a seasoned Land Professional with over 25 years of direct land experience. He started his career at Imperial Oil and held positions of increasing responsibility over his 13 year tenure. From there, Mr. Young held the position of Vice President of Land at a junior oil and gas company for over 10 years and also consulted to a variety of oil and gas clients. His primary focus will be on Canadian operations and will work closely with the conventional and oil sands teams as well as the Resource Development team.
Mr. Young holds a Bachelor of Commerce degree from Mount Allison University in
New Brunswick.
     We congratulate Mr. Kehrig on his promotion and welcome Mr. Young to
Enerplus. These positions will be instrumental in helping to build a stronger foundation for the future of Enerplus. Their prior experience and expertise will enhance our ability to pursue opportunities to capture even greater value from oil and gas assets.
     .
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     Gordon J. Kerr
     President & Chief Executive Officer
     Enerplus Resources Fund
     >>

     Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as
"expects", "projects", "plans" and similar expressions, are forward-looking information that represents management of Enerplus' internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of
Enerplus. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus' actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Enerplus' filings with the Canadian and U.S. securities authorities. Accordingly, holders of Enerplus Trust Units and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted.

     %CIK: 0001126874

     /For further information: please contact the Investor Relations
Department at 1-800-319-6462/
     (ERF.UN. ERF)

CO:  Enerplus Resources Fund

CNW 18:44e 04-NOV-08